Exhibit (e)(18)

Cynosure, Inc.

FROM: Tom Robinson

SUBJECT: Retention Bonus Payment

DATE: February 21, 2017

Dear Mike,

As you know, on February 14, 2017, Cynosure, Inc. (the “Company”) and Hologic, Inc. (“Hologic”) entered into a definitive agreement for Hologic to acquire all of the outstanding equity of the Company. In connection with the transaction, the Company has established a cash bonus pool from which the Company may make certain bonus and other payments to certain of its employees.

The compensation committee of the Company’s board of directors (the “Compensation Committee”) has awarded you, subject to the closing of the transaction and terms of this letter agreement, the right to receive a retention bonus payment in an amount of up to $8,500,000 (the “Retention Payment”). The precise amount of the Retention Payment shall be determined by the Compensation Committee, after good faith consultation with you, and conveyed to you in writing, on or before the date on which the transaction is consummated (the “Closing Date”).

The Retention Payment will be paid to you in a single-lump sum on the first anniversary of the Closing Date, or, if earlier, upon a termination of your employment without Cause or your resignation for Good Reason (such a termination or resignation, a “Qualifying Termination”). For purposes of the foregoing sentence, Cause and Good Reason shall have the meanings ascribed to such terms in your employment agreement with the Company dated December 15, 2008, as amended through the date hereof.

In order to receive the Retention Payment as a result of a Qualifying Termination, you will be required to execute and deliver to the Company a copy of the Separation and Release Agreement substantially in the form attached hereto as Exhibit A. Such Separation and Release Agreement in execution form will be provided to you prior to or within three (3) calendar days following your separation from employment, and must become irrevocable within sixty (60) calendar days after your last day of employment. The Retention Payment will be made after the Separation and Release Agreement becomes binding, provided that, if the foregoing sixty (60) calendar day period would end in a calendar year subsequent to the year in which your employment ends and if this Retention Payment is subject to Section 409A of the Internal Revenue Code of 1986, as amended, then the Retention Payment will not be made before January 1st of the subsequent calendar year.

The Company shall withhold from the Retention Payment any federal, state and local income, employment or other similar taxes and withholdings as may be required to be withheld pursuant to any applicable law or regulation.

The Retention Payment and the terms of this letter agreement shall be binding upon, and inure to the benefit of, the Company and, following the closing of the transaction, Hologic.

We thank you for your many contributions to the Company and look forward to the Company’s continued success as a division of Hologic.

Best regards,

/s/ Tom Robinson

Tom Robinson, Chairman of Compensation Committee

Countersigned:

/s/ Michael Davin

Michael Davin

Exhibit A

Separation and Release Agreement1

[Insert Date]

[Insert Name]

Dear [Insert Name]:

In connection with the termination of your employment with Cynosure, Inc. (the “Company,” which defined term will also include the parents, subsidiaries, and other affiliates of such entity where necessary to cover a full cessation of connections) on [Insert Separation Date] (the “Separation Date”), you are eligible to receive the consideration described in paragraph 1 below if you sign and return this letter agreement to me by [Return Date] [and it becomes binding between you and the Company]. By signing and returning this letter agreement [and not revoking your acceptance], you will be entering into a binding agreement with the Company and will be agreeing to the terms and conditions set forth in the numbered paragraphs below, including the release of claims set forth in paragraph 2. Therefore, you are advised to consult with an attorney before signing this letter agreement and you have been given at least [seven (7) / twenty-one (21) / forty-five (45)]2 days to do so. [If you sign this letter agreement, you may change your mind and revoke your agreement during the seven (7) day period after you have signed it by notifying me in writing. If you do not so revoke, this letter agreement will become a binding agreement between you and the Company upon the expiration of the seven (7) day period.]3

Although your receipt of the benefits described in paragraph 1 below is expressly conditioned on you entering into this letter agreement, the following will apply regardless of whether or not you do so:

•	As of the Separation Date, all salary payments from the Company will cease and any benefits you had as of the Separation Date under Company-provided benefit plans, programs, or practices will terminate, except as required by federal or state law and except as provided in your employment agreement with the Company dated December 15, 2008, as amended through [February 14, 2017] (your “Employment Agreement”).

•	You will receive on the Separation Date payment for your final wages and any unused vacation time accrued through the Separation Date.

•	You may, if eligible, elect to continue receiving group medical insurance pursuant to applicable “COBRA” law. Please consult the COBRA materials to be provided under separate cover for details regarding these benefits.

[1]	Note: The Company reserves the right to revise this separation and release agreement in its sole discretion to reflect changes in law, benefits, or your circumstances, with the goal of obtaining the most complete release of claims that is legally permissible (without releasing the consideration hereunder). A final execution version will be provided to you upon separation.
[2]	Consideration period will depend upon your age at, and the circumstances of, separation.
[3]	The existence of a revocation period will depend upon your age at separation.

•	This letter agreement shall not affect any rights or benefits you may have with respect to equity interests in the Company, long-term incentive compensation arrangements, your Employment Agreement, coverage under the Company’s directors and officers liability insurance, obligations of the Company to indemnify you, or other rights that cannot be waived pursuant to applicable law.

•	You are obligated to keep confidential and not to use or disclose any and all non-public information concerning the Company that you acquired during the course of your employment with the Company, including any non-public information concerning the Company’s business affairs, business prospects, and financial condition, except as otherwise permitted by paragraph 9 below. Further, you remain subject to any and all continuing confidentiality, non-competition and/or non-solicitation obligations that you may have pursuant to your Employment Agreement (the “Restrictive Covenants”).

The following numbered paragraphs set forth the terms and conditions that will also apply if you timely sign and return this letter agreement [and do not revoke it in writing within the seven (7) day period].

1. Description of Consideration – If you timely sign and return this letter agreement [and do not revoke your acceptance], and provided you abide by all of the obligations set forth herein, the Company will provide you with the Payment[s] as defined in the [award letter] between you and the Company to which this letter agreement is attached as Exhibit A (the “Payment[s]”) subject to and in accordance with the terms and conditions thereof.

2. Release – In consideration of the Payment[s], which you acknowledge you would not otherwise be entitled to receive, you hereby fully, forever, irrevocably and unconditionally release, remise and discharge the Company, its affiliates, subsidiaries, parent companies, predecessors, and successors, and all of their respective past and present officers, directors, stockholders, partners, members, managers, employees, agents, representatives, plan administrators, attorneys, insurers and fiduciaries (each in their individual and corporate capacities) (collectively, the “Released Parties”) from any and all claims, charges, complaints, demands, actions, causes of action, suits, rights, debts, sums of money, costs, accounts, reckonings, covenants, contracts, agreements, promises, doings, omissions, damages, executions, obligations, liabilities, and expenses (including attorneys’ fees and costs), of every kind and nature that you ever had or now have against any or all of the Released Parties arising out of or relating to your employment with and/or separation from the Company, including, but not limited to, all claims under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e et seq., the Americans With Disabilities Act of 1990, 42 U.S.C. § 12101 et seq., [the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq.,] the Genetic Information Nondiscrimination Act of 2008, 42 U.S.C. § 2000ff et seq., the Family and Medical Leave Act, 29 U.S.C. § 2601 et seq., the Worker Adjustment and Retraining Notification Act (“WARN”), 29 U.S.C. § 2101 et seq., the Rehabilitation Act of 1973, 29 U.S.C. § 701 et seq., Executive Order 11246, Executive Order 11141, the Fair Credit Reporting Act, 15 U.S.C. § 1681 et seq., and the Employee Retirement Income Security Act of 1974 (“ERISA”), 29 U.S.C. § 1001 et seq., all as amended; all claims arising out of the Massachusetts Fair Employment Practices Act, Mass. Gen. Laws ch. 151B, § 1 et seq., the Massachusetts Wage Act, Mass. Gen. Laws ch. 149, § 148 et seq. (Massachusetts law regarding payment of wages and overtime), the Massachusetts Civil Rights Act, Mass. Gen. Laws ch. 12, §§ 11H and 11I, the Massachusetts Equal Rights Act, Mass. Gen. Laws. ch. 93, § 102 and Mass. Gen. Laws ch. 214, § 1C, the Massachusetts Labor and Industries Act, Mass. Gen. Laws ch. 149, § 1 et seq., Mass. Gen. Laws ch. 214, § 1B (Massachusetts right of privacy law), the Massachusetts Maternity Leave Act, Mass. Gen. Laws ch. 149, § 105D, and the Massachusetts Small Necessities Leave Act, Mass. Gen. Laws ch. 149, § 52D, all as amended; [Insert any other applicable Federal and state citations at the time of termination;] all common law claims including, but not limited to, actions in defamation, intentional infliction of emotional distress, misrepresentation, fraud, wrongful discharge, and breach of contract; all claims to any ownership interest in the Company, contractual or otherwise; all state and federal whistleblower claims to the maximum extent permitted by law; and any claim or damage arising out of your employment with and/or separation from the Company (including a claim for retaliation) under any common law theory or any federal, state or local statute or ordinance not expressly referenced above; provided, however, that nothing in this letter agreement (a) prevents you from filing a charge with, cooperating with, or participating in any investigation or proceeding before, the Equal Employment Opportunity Commission or a state fair employment practices agency (except that you acknowledge that you may not recover any monetary benefits in connection with any such charge, investigation, or proceeding, and you further waive any rights or claims to any payment, benefit, attorneys’ fees or other remedial relief in connection with any such charge, investigation or proceeding), or (b) releases any claims you may have to the Payment[s].

3. Continuing Obligations – You acknowledge and reaffirm your confidentiality and non-disclosure obligations discussed on page 1 of this letter agreement, as well as any and all confidentiality, non-competition and or non-solicitation obligations set forth in your Employment Agreement, which survive your separation from employment with the Company.

4. Non-Disparagement – You understand and agree that, to the extent permitted by law and except as otherwise permitted by paragraph 9 below, you will not, in public or private, make any false, disparaging, derogatory or defamatory statements, online (including, without limitation, on any social media, networking, or employer review site) or otherwise, to any person or entity, including, but not limited to, any media outlet, industry group, financial institution or current or former employee, board member, consultant, client or customer of the Company, regarding the Company or any of the other Released Parties, or regarding the Company’s business affairs, business prospects, or financial condition.

5. Cooperation – You agree that, to the extent permitted by law, you shall reasonably cooperate with the Company in the investigation, defense or prosecution of any claims or actions which already have been brought, are currently pending, or which may be brought in the future against the Company by a third party or by or on behalf of the Company against any third party, whether before a state or federal court, any state or federal government agency, or a mediator or arbitrator. Your reasonable cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with the Company’s counsel, at reasonable times and locations designated by the Company, to investigate or prepare the Company’s claims or defenses, to prepare for trial or discovery or an administrative hearing, mediation, arbitration or other proceeding and to act as a witness when requested by the Company. You further agree that, to the extent permitted by law, you will notify the Company promptly in the event that you are served with a subpoena (other than a subpoena issued by a government agency), or in the event that you are asked to provide a third party (other than a government agency) with information concerning any actual or potential complaint or claim against the Company.

6. Return of Company Property – You confirm that you have returned to the Company, in all material respects, any keys, files, records (and copies thereof), equipment (including, but not limited to, computer hardware, software and printers, flash drives and storage devices, wireless handheld devices, cellular phones, tablets, etc.), Company identification, and any other Company-owned property in your possession or control and have left intact all electronic Company documents, including but not limited to those that you developed or helped to develop during your employment, and you have not retained any copies. You further confirm that you shall not use after the Separation Date, any accounts for your benefit in the Company’s name, including but not limited to, credit cards, telephone charge cards, cellular phone accounts, and computer accounts.

7. Business Expenses and Final Compensation – You acknowledge that you have been reimbursed by the Company for all business expenses incurred in conjunction with the performance of your employment and that no other reimbursements are owed to you. You further acknowledge that you have received payment in full for all services rendered in conjunction with your employment by the Company, including payment for all wages, bonuses, and accrued, unused vacation time, and that no other compensation is owed to you except as provided herein.

8. Confidentiality – You understand and agree that, to the extent permitted by law and except as otherwise permitted by paragraph 9 below, the contents of the negotiations and discussions resulting in this letter agreement, shall be maintained as confidential by you and your agents and representatives and shall not be disclosed to anyone other than your legal and financial advisers, except as otherwise agreed to in writing by the Company.

9. Scope of Disclosure Restrictions –Nothing in this letter agreement or elsewhere prohibits you from communicating with government agencies about possible violations of federal, state, or local laws or otherwise providing information to government agencies, filing a complaint with government agencies, or participating in government agency investigations or proceedings. You are not required to notify the Company of any such communications; provided, however, that nothing herein authorizes the disclosure of information you obtained through a communication that was subject to the attorney-client privilege. Further, notwithstanding your confidentiality and nondisclosure obligations, you are hereby advised as follows pursuant to the Defend Trade Secrets Act: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order.”

10. Amendment and Waiver – This letter agreement shall be binding upon the parties and may not be modified in any manner, except by an instrument in writing of concurrent or subsequent date signed by duly authorized representatives of the parties hereto. This letter agreement is binding upon and shall inure to the benefit of the parties and their respective agents, assigns, heirs, executors, successors and administrators. No delay or omission by the Company in exercising any right under this letter agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar to or waiver of any right on any other occasion.

11. Validity – Should any provision of this letter agreement be declared or be determined by any court of competent jurisdiction to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and said illegal or invalid part, term or provision shall be deemed not to be a part of this letter agreement.

12. Nature of Agreement – You understand and agree that this letter agreement is a severance agreement and does not constitute an admission of liability or wrongdoing on the part of the Company.

13. Acknowledgments –You acknowledge that you have been given at least [seven (7) / twenty-one (21) / forty-five (45)] days to consider this letter agreement, and that the Company advised you to consult with an attorney of your own choosing prior to signing this letter agreement. [You understand that you may revoke this letter agreement for a period of seven (7) days after you sign this letter agreement by notifying me in writing, and the letter agreement shall not be effective or enforceable until the expiration of this seven (7) day revocation period. You understand and agree that by entering into this letter agreement, you are waiving any and all rights or claims you might have under the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act, and that you have received consideration beyond that to which you were previously entitled.]

14. [Eligibility for Severance Program – Attached to this letter agreement as Attachment A is a description of (i) any class, unit or group of individuals covered by the program of severance benefits which the Company has offered to you, and any applicable time limits regarding such severance benefit program; and (ii) the job title and ages of all individuals eligible or selected for such severance benefit program, and the ages of all individuals in the same job classification or organizational unit who are not eligible or who were not selected for such severance benefit program.]

15. Voluntary Assent – You affirm that no other promises or agreements of any kind have been made to or with you by any person or entity whatsoever to cause you to sign this letter agreement, and that you fully understand the meaning and intent of this letter agreement. You state and represent that you have had an opportunity to fully discuss and review the terms of this letter agreement with an attorney. You further state and represent that you have carefully read this letter agreement, understand the contents herein, freely and voluntarily assent to all of the terms and conditions hereof, and sign your name of your own free act.

16. Applicable Law – This letter agreement shall be interpreted and construed by the laws of the Commonwealth of Massachusetts, without regard to conflict of laws provisions. You hereby irrevocably submit to and acknowledge and recognize the jurisdiction of the courts of the Commonwealth of Massachusetts, or if appropriate, a federal court located in the Commonwealth of Massachusetts (which courts, for purposes of this letter agreement, are the only courts of competent jurisdiction), over any suit, action or other proceeding arising out of, under or in connection with this letter agreement or the subject matter hereof.

17. Entire Agreement – This letter agreement contains and constitutes the entire understanding and agreement between the parties hereto with respect to payments upon your separation from employment and the settlement of claims against the Company and cancels all previous oral and written negotiations, agreements, and commitments in connection therewith.

18. Tax Acknowledgement – In connection with the Payment[s], the Company shall withhold and remit to the tax authorities the amounts required under applicable law, and you shall be responsible for all applicable taxes with respect to such Payment[s] under applicable law. You acknowledge that you are not relying upon the advice or representation of the Company with respect to the tax treatment of the Payment[s].

If you have any questions about the matters covered in this letter agreement, please call me.

Very truly yours,

By:
[Name] [Title]

I hereby agree to the terms and conditions set forth above. [I have been given at least [twenty-one (21) / forty-five (45)] days to consider this letter agreement and I have chosen to execute this on the date below. I intend that this letter agreement will become a binding agreement between me and the Company if I do not revoke my acceptance in seven (7) days.]

[Insert Name]	Date

To be returned in a timely manner as set forth on the first page of this letter agreement, but not to be signed before the close of business on your last day of employment.4

[4]	Note: All footnotes will be removed from the final execution version of this separation and release agreement.